Exhibit 99.1

Auryn Commences Drilling at the Homestake Ridge Gold Project

Vancouver, British Columbia – July 17th, 2017 – Auryn Resources Inc. (TSX: AUG, NYSE MKT: AUG, “Auryn” or the “Company”) is pleased to announce it has initiated a 15,000 meter exploration drill program on the Homestake Ridge gold project located within the Golden Triangle in northwestern, British Columbia.

Shawn Wallace, Auryn’s CEO, commented, “with the commencement of this drill program, Auryn now has two discovery drill programs running simultaneously. These programs further increase the potential for major discoveries in some of the most prolific high grade gold regions within Canada.

Mr Wallace further stated, “surface exploration programs are ongoing in Peru and drilling is anticipated to commence in Q4, once the Canadian drilling is complete.”

The 12 week summer exploration program at Homestake is primarily focused on making new discoveries to considerably add to the high-grade resource that is currently defined on the project as listed in table 1 below (refer to the technical report dated June 7, 2013 filed on sedar at www.sedar.com).

Table 1: Homestake Ridge Resource (effective Dec 31, 2012)

	Tonnes	Grade Au (g/t)	Contained Au (oz)	Grade Ag (g/t)	Contained Ag (oz)	Grade Cu (%)	Contained Cu (Mlb)
$85/t Cut-off
Indicated	604,000	6.4	124,000	48.3	939,000	0.18	2.41
Inferred	6,766,000	4.2	911,000	93.6	20,400,000	0.11	16.6
$100/t Cut-off
Indicated	549,000	6.8	120,000	52.0	918,000	0.20	2.36
Inferred	5,600,000	4.7	846,000	105	19,000,000	0.11	14.0
$120/t Cut-off
Indicated	482,000	7.4	115,000	57.0	883,000	0.21	2.24
Inferred	4,470,000	5.4	779,000	117	16,900,000	0.12	11.6

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources utilize three separate block models constrained by 3D wireframes of the mineralized zones. The block models are comprised of an array of blocks measuring 5 m x 5 m x 5 m, with grades for Au, Ag, Cu, and NSR values interpolated using ID3 weighting.
3.	Mineral Resources are estimated using an average long-term gold price of US$1,500 per ounce Au, US$27 per ounce Ag, and US$3.50 per pound Cu, with an exchange rate of C$1.00=US$1.00.
4.	The NSR calculation included provisions for treatment charges, refining costs, transportation, and a 2% NSR royalty; and was calculated using Au, Ag and Cu metallurgical recoveries of 92% Au, 88% Ag and 87.5% Cu in blocks where Cu%> 0.1%; and was calculated using just Au and Ag recoveries in blocks with <0.1% Cu.
5.	The current estimate was prepared by Roscoe Postle Associates Inc. (RPA). David Rennie (P. Eng.) is the Principal Geologist for Roscoe Postle Associates Inc. and is the Independent Qualified Person responsible for preparation and review of the Mineral Resource Estimate. (Effective date: Dec 31, 2012).

The Homestake program will consist of 15,000 meters of diamond drilling that will be supported by the following surface work to target newly defined structures across the project area (see Figure 1):

•	2,000 soil samples targeting prospective structural corridors on 200 by 25 meter grids
•	High resolution XRF soil sampling and shortwave infrared analysis on 50 by 25 meter grids
•	16 line km of Induced Polarization geophysical surveys

Michael Henrichsen, Auryn’s COO and Chief Geologist commented “recent 3D modeling of all historical data as well as the re-logging of 77,000 meters of historical drill core has demonstrated the project has a number of highly prospective structures that remain untested. The technical team has done extensive work to bring these targets to a drill ready state and is excited about the ongoing drill programs.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with completion of financings, access to capital and improved trading liquidity. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Hometake Ridge - 2017 Target Areas

AURYN RESOURCES

Target structures based on alteration

Homestake Ridge
North Dome
HSM E Graben Extension
HSM W Graben Extension
Homestake Main
Basin 1 Target
Homestake Silver
Basin 2 Target
South Reef
Structural corridors to be tested
N
1 km
Legend
Homestake Ridge claims
Mineral Resources
Untested target: Structural corridors based on alteration
New target areas
Zone by Alteration
Carbonate
Carbonate-Sericite
Sericite

Target structures based on precious & base metal zonation

Homestake Ridge
North Dome
HSM E Graben Extension
HSM W Graben Extension
Homestake Main
Basin 1 Target
Homestake Silver
Basin 2 Target
South Reef
Structural corridors to be tested
N
1 km
Legend
Homestake Ridge claims
Mineral Resources
Untested target: Structural corridors based on precious & base metal
New target areas
Zone by Metals
Ag-Base
Au-Base
Au-Ag-Base

Figure 1: Depicts target structural corridors based on 3D modeling of historical data based on alteration and precious and base metal distributions as well as the re-logging of 77,000 meters of historical drill core.